Exhibit 99.1

Scorpio Tankers Inc. Announces Commitments for New $500.0 Million Revolving Credit Facility

MONACO, December 12, 2024 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers," or the "Company") announced today that it has received commitments from a group of financial institutions for a revolving loan of up to $500.0 million (the “Revolving Credit Facility”).

The Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives the Company the flexibility to draw down or repay the loan during the loan tenor. The Revolving Credit Facility is expected to bear interest at SOFR plus a margin of 1.85% per annum and a commitment fee of 0.74% per annum applies for any undrawn amounts. The Revolving Credit Facility is expected to be collateralized by 26 product tankers, which are currently unencumbered, and is expected to amortize/reduce in quarterly installments (starting after the second anniversary of the signing date) with a balloon payment due at maturity date. The Revolving Credit Facility offers the Company an ability to substitute vessels and also includes an uncommitted accordion feature of up to $100.0 million, which may be incurred under the same terms and conditions at no later than 24 months after the signing date.

The other terms and conditions of the Revolving Credit Facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The Revolving Credit Facility is subject to customary conditions precedent and the execution of definitive documentation, and is expected to close within the first quarter of 2025.

Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 100 product tankers (39 LR2 tankers, 47 MR tankers and 14 Handymax tankers) with an average age of 8.7 years. The Company has entered into an agreement to sell one of its MRs, which is expected to close in the fourth quarter of 2024. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemic and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict in Israel and Gaza, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com